Exhibit 99.8

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Ero Copper Corp.

We consent to the use of:

•our report dated March 7, 2024 on the consolidated financial statements of Ero Copper Corp. (the “Entity”) which comprise the consolidated statements of financial position as at December 31, 2023 and December 31, 2022, the related consolidated statements of operations and comprehensive income, cash flow and changes in shareholders’ equity for each of the years then ended, and the related notes; and
•our report dated March 7, 2024 on the effectiveness of the Entity’s internal control over financial reporting as of December 31, 2023 each of which is included in the Annual Report on Form 40-F of the Entity for the fiscal year ended December 31, 2023.

We also consent to the incorporation by reference of such reports in the Registration Statement (No. 333-264821) on Form S-8 and in the Registration Statement (No. 333-274097) on Form F-10 of the Entity.

/s/ KPMG LLP

Chartered Professional Accountants

March 7, 2024
Vancouver, Canada